


UNIT]
SECURITIES AND E]
Washing|

**12010362**

Mall Processing
Section

FEB 28 2012

Washington, DC
125

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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SEC FILE NUMBER
8- 68119

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2011_____ AND ENDING_____12/31/2011_____

MM/DD/YY                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TNP Securities LLC

**Client Name**

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Main Street, Suite 700

(No. and Street)

Irvine                          CA                          92614

(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Maurer                                          (949)833-8252

(Area Code - Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey and Pullen LLP

(Name - if individual, state last, first, middle name)

18401 Von Karmen 5[th] Floor, Irvine                CA                92612

(Address)                (City)                (State)                (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Jack Maurer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TNP Securities, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

__CFO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

# TNP Securities LLC

Financial Report
December 31, 2011

# TNP Securities LLC

Financial Report
December 31, 2011

# ACKNOWLEDGMENT

STATE OF CALIFORNIA       )
                                     )
COUNTY OF ORANGE       )

On February 22, 2012 before me, Bhriza Camacho, the undersigned, a Notary Public in and for said State, personally appeared Jack Maurer, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____

Name: Bhriza Camacho
               (typed or printed)

(Seal)

# Contents

 McGladrey

**Independent Auditor's Report**

To the Member
TNP Securities LLC
Irvine, CA

We have audited the accompanying statement of financial condition of TNP Securities LLC (the Company) as of December 31, 2011, and the related statements of operations, member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

*McGladrey & Pullen, LLP*

Los Angeles, CA
February 24, 2012

Member of the RSM International network of independent accounting, tax and consulting firms.

**TNP Securities LLC**

**Statement of Financial Condition**
**December 31, 2011**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 117,248 |
| Commissions Receivable | | 373,305 |
| Due From Affiliates | | 35,593 |
| Prepaid Expenses | | 21,311 |
| | $ | 547,457 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Liabilities, accrued expenses | $ | 358,023 |
| Member's Equity | | 189,434 |
| | $ | 547,457 |

See Notes to Financial Statements.

**TNP Securities LLC**

**Statements of Operations and Member's Equity**
**Year Ended December 31, 2011**

## Operations

| | | |
|---|---|---|
| Revenues: | | |
| Broker-dealer commissions | $ | 4,702,617 |
| Dealer manager fees | | 2,173,299 |
| Other income | | 715 |
| **Total revenues** | | 6,876,631 |
| | | |
| Operating expenses: | | |
| Broker-dealer commissions | | 4,579,955 |
| Marketing and due diligence reallowance | | 995,807 |
| Wholesaling commissions and other compensation | | 343,077 |
| Professional fees and other | | 528,246 |
| **Total operating expenses** | | 6,447,085 |
| | | |
| Interest expense | | 722 |
| **Net income** | $ | 428,824 |

## Member's Equity

| | | |
|---|---|---|
| Balance, December 31, 2010 | $ | 95,266 |
| Capital contributions | | 16,844 |
| Net income | | 428,824 |
| Capital distributions | | (351,500) |
| Balance, December 31, 2011 | $ | 189,434 |

See Notes to Financial Statements.

**TNP Securities LLC**

**Statement of Cash Flows**
**Year Ended December 31, 2011**

| | | |
|---|---|---:|
| Cash Flows From Operating Activities | | |
| Net income | $ | 428,824 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Change in assets: | | |
| Increase in commissions receivable | | (373,305) |
| Decrease in prepaid expenses | | 18,447 |
| Change in liabilities: | | |
| Increase in accrued expenses | | 332,321 |
| **Net cash provided by operating activities** | | 406,287 |
| | | |
| Cash Flows From Financing Activities | | |
| Capital distributions | | (351,500) |
| Proceeds from capital contributions | | 16,844 |
| **Net cash used in financing activities** | | (334,656) |
| **Net increase in cash** | | 71,631 |
| | | |
| Cash | | |
| Beginning of year | | 45,617 |
| End of year | $ | 117,248 |
| | | |
| Supplemental Disclosures of Cash Flow Information | | |
| Cash payments for interest | $ | 722 |

See Notes to Financial Statements.

**TNP Securities LLC**

**Notes to Financial Statements**

**Note 1.    Nature of Business and Summary of Significant Accounting Policies**

**Nature of business:** TNP Securities LLC (the Company) is licensed to operate as a broker-dealer under the Securities Exchange Act of 1934. The Company was registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) effective July 2009. The Company's principal business is to act as the sales agent or dealer manager of various investment trusts, in which the adviser is affiliated with the Company through common management and control.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is as follows:

**Revenue recognition:** Commission, dealer manager, service fees, wholesale commission, marketing and due diligence revenues are recognized on the date the investor acquires an interest in the offerings, which is upon receipt of funds (the transaction date) and a completed and signed subscription agreement. Such revenues are defined in the private offering memorandums or registration statement of such offerings.

**Personal assets and liabilities and income taxes:** In accordance with the generally accepted method of presenting limited liability company (LLC) financial statements, the financial statements do not include the personal assets and liabilities of the member, including its obligation for income taxes on its distributive shares of net income of the Company, or any provision for federal income taxes.

As an LLC, the Company is taxed as a partnership under sections of federal and various state income tax laws which provide that, in lieu of corporate income taxes, the member separately accounts for its pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these statements include an insignificant provision for corporation income taxes only to the extent that the Company is subject to state tax under provisions which require a minimum franchise tax and an LLC fee determined on gross receipts on this type of entity. It is the Company's policy to distribute funds to its member in sufficient amounts to satisfy the member's respective personal income tax liabilities resulting from its pro rata share of the Company's operating results.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions. The Company files income tax returns in U.S. federal jurisdictions and various states. The Company is still subject to income tax examinations by the U.S. federal, state or local tax authorities for the years beginning 2009.

**Concentration of credit risk:** The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

**Use of estimates:** The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**TNP Securities LLC**

## Notes to Financial Statements

### Note 2.    Accrued Expenses

Accrued expenses consist primarily of commissions, marketing and due diligence reallowance, and other operating expenses payable to non-affiliated broker-dealers and to the Company's registered representatives for capital raised in securities offerings and is recorded on the transaction date.

### Note 3.    Related-Party Transactions

**Revenue:** Substantially all revenue is earned by the Company for introducing registered representatives of nonaffiliated broker-dealers to the various investment trusts, in which the adviser is affiliated with the Company through common management and control.

**Expenses:** For the year ended December 31, 2011, the Company paid approximately $197,796 in fees, under an expense-sharing arrangement, to a company affiliated through common management and control. This affiliate provided office space and administrative services to the Company.

### Note 4.    Net Capital Rule

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2011, the Company had net capital of $132,530, which was $108,662 in excess of its required net capital of $23,868. The Company's net capital ratio was 2.70 to 1.

### Note 5.    Customer Protection Rule

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer, and that it does not hold funds or securities for, or owe money or securities to, customers.

### Note 6.    Member's Capital

**Management and membership interests:** The membership interests consist of one class of LLC interests, identified as membership interests. The business affairs and powers of the Company are managed by the member. The liability of the member is limited to its capital contribution made to the LLC.

**Net profit allocation:** Net income, loss, capital gains and cash distributions are allocated to the membership interest holder in accordance with the provisions of the Company's operating agreement. The Company's operating agreement provides that all items of net income, loss, capital gains and cash distributions be allocated among the members based upon their respective percentage interests.

### Note 7.    Subsequent Event

In February 2012, the Company made a $50,000 capital distribution.

**TNP Securities LLC**

**Schedule 1—Computation of Net Capital and Net Capital Requirements**
**for Broker-Dealers Pursuant to SEC Rule 15c3-1**
**Year Ended December 31, 2011**

| | | |
|---|---|---:|
| Computation of net capital: | | |
| Total member's equity from statement of financial condition | $ | 189,434 |
| Less nonallowable assets, prepaid expenses and due from affiliates[(a)] | | 56,904 |
| **Net capital before haircuts on securities positions** | | 132,530 |
| | | |
| Haircuts on securities | | - |
| **Net capital** | $ | 132,530 |
| | | |
| Computation of net capital requirement: | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 23,868 |
| | | |
| Minimum dollar net capital requirement | $ | 5,000 |
| | | |
| Net capital requirement (greater of previous two amounts) | $ | 23,868 |
| | | |
| Excess net capital | $ | 108,662 |
| | | |
| Computation of aggregate indebtedness: | | |
| Total A.I. liabilities from statement of financial condition | $ | 358,023 |
| | | |
| Ratio of aggregate indebtedness to net capital | | |
| | | 2.70 |

[(a)] Pursuant to Rule 15c3-1(c)(2)(iv)(c)/09, commissions receivable has been treated as an allowable asset.

| | | |
|---|---|---:|
| Recognition of computation of net capital herein with the corresponding unaudited filing at December 31, 2011: | | |
| Net capital as reported in the Company's unaudited focus filing | $ | 82,122 |
| Audit adjustments: | | |
| Accrued commissions receivable | | 373,305 |
| Accrued commissions payable | | (320,094) |
| Miscellaneous accruals | | (2,803) |
| Net capital as per computation herein | $ | 132,530 |

**TNP Securities LLC**

**Schedule 2—Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(1) of that Rule.

**TNP Securities LLC**

**Schedule 3—Information Relating to the Possession or Control Requirements Under Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(1) of that Rule.

 McGladrey

Independent Auditor's Report on
Internal Control

To the Member
TNP Securities LLC
Irvine, CA

In planning and performing our audit of the financial statements of TNP Securities LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.
Rule 17a 5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of the RSM International network of independent accounting, tax and consulting firms

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and any other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

*McGladrey & Pullen, LLP*

Los Angeles, CA
February 24, 2012

# TNP Securities LLC

Schedule of Assessment and Payments
General Assessment Reconciliation (Form SIPC-7)
December 31, 2011

 **McGladrey**

# Independent Accountant's Report

To the Member
TNP Securities, LLC
Irvine, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by TNP Securities, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

*McGladrey & Pullen, LLP*

Los Angeles, CA
February 24, 2012

Member of the RSM International network of independent accounting, tax and consulting firms.

## SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

### General Assessment Reconciliation

For the fiscal year ended _December 31_, 20_11_

(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
068119   FINRA   DEC
TNP SECURITIES LLC   23*23
1900 MAIN ST STE 700
IRVINE CA 92614-7328
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2)                                    $ _3119.90_

   B. Less payment made with SIPC-6 filed (exclude interest)                      ( _1567.00_ )

      _8-1-11_
      Date Paid

   C. Less prior overpayment applied                                             ( _____ )

   D. Assessment balance due or (overpayment)                                    _1552.90_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward)  $_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above)                        $ _1552.90_

   H. Overpayment carried forward                            $( _____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_TNP Securities LLC_
(Name of Corporation, Partnership or other organization)

_M_____
(Authorized Signature)

Dated the _23_ day of _February_, 20_12_.

_CCO_
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _____
        Postmarked        Received          Reviewed

Calculations _____                Documentation _____          Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _Jun 1_, 20 _11_
and ending _Dec. 31_, 20 _11_

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)  $ _6,503,627_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.  _0_

    (2) Net loss from principal transactions in securities in trading accounts.  _0_

    (3) Net loss from principal transactions in commodities in trading accounts.  _0_

    (4) Interest and dividend expense deducted in determining item 2a.  _0_

    (5) Net loss from management of or participation in the underwriting or distribution of securities.  _0_

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.  _0_

    (7) Net loss from securities in investment accounts.  _0_

        Total additions  _6,503,627_

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.  _0_

    (2) Revenues from commodity transactions.  _0_

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.  _5,255,667_

    (4) Reimbursements for postage in connection with proxy solicitation.  _0_

    (5) Net gain from securities in investment accounts.  _0_

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.  _0_

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).  _0_

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):  _0_

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.  $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).  $ _____

        Enter the greater of line (i) or (ii)  _0_

        Total deductions  _5,255,667_

2d. SIPC Net Operating Revenues  $ _1,247,960_

2e. General Assessment @ .0025  $ _3119.90_
                                   (to page 1, line 2.A.)